SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated May 6, 2025, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit of the fiscal year	in million of ARS
	3/31/2025	3/31/2024
Results of the fiscal year (Nine month period)	35,063	(174,216)
Attributable to:
Shareholders of the controlling company	33,417	(163,611)
Non-controlling interest	1,646	(10,605)

2. Other comprehensive income for the fiscal year	in million of ARS
	3/31/2025	3/31/2024
Other comprehensive income for the fiscal year (Nine month period)	(781)	(5,132)
Attributable to:
Shareholders of the controlling company	(370)	(5,282)
Non-controlling interest	(411)	150

3. Total comprehensive income for fiscal year	in million of ARS
	3/31/2025	3/31/2024
Total comprehensive for fiscal year (Nine month period)	34,282	(179,348)
Attributable to:
Shareholders of the controlling company	33,047	(168,893)
Non-controlling interest	1,235	(10,445)

4. Equity details	in million of ARS
	3/31/2025	3/31/2024
Share Capital	7,485	7,265
Treasury shares	92	124
Comprehensive adjustment of capital stock and of treasury shares	431,436	431,417
Warrants	24,667	29,817
Share Premium	638,788	627,428
Premium for trading of treasury shares	(60,382)	(13,553)
Legal Reserve	63,046	63,046
Special Reserve (Resolution CNV 609/12)	243,917	243,917
Cost of treasury share	(6,773)	(26,758)
Reserve for future dividends	-	95,948
Reserve for conversion	(4,204)	(4,359)
Special Reserve	46,680	152,020
Other reserves	(123,351)	(123,189)
Retained earnings	74,423	(122,605)
Shareholders’ Equity attributable to controlling company’s shareholders	1,335,824	1,360,518
Non-controlling interest	89,918	92,995
Total shareholder's equity	1,425,742	1,453,513

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 7,576,996,630 (including treasury shares) represented by 757,699,633 non-endorsable nominative ordinary shares of Nominal Value ARS 10 each with the right to 1 vote each, of which 748,297,907 non-endorsable registered ordinary shares of ARS 10 each and with the right to 1 vote each are issued and duly registered and 9,401,756 non-endorsable registered ordinary shares of ARS 10 each and with the right to 1 vote each are in the process of registration. The amount of outstanding shares is 748,495,410.

The Company's market capitalization as of March 31, 2025 was approximately USD 977 million (75,769,996 GDS with a price per GDS of USD 12.9).

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 412,158,780 shares directly and indirectly (through Helmir S.A.), which represents 55.06% of the share capital (net of treasury shares). Cresud is a company incorporated and registered with the General Inspection of Justice domiciled at Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of March 31, 2025, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 336,336,360 common shares, with a nominal value of ARS 10 each and one vote per share from the Company that represents 44.94% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, the number of outstanding warrants is 64,217,648.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 852,857,373 (considering the current conversion ratio of 1.4818 shares of nominal value ARS 10 per option). We also inform that if Cresud, through its subsidiary Helmir S.A., were to exercise its warrants like the rest of the shareholders, its stake would increase by 73,563,406 ordinary shares, which would mean a 57.57% stake on the share capital (net of treasury shares), it corresponds to 485,722,186 ordinary shares.

Among the news of the period ended on March 31, 2025, and subsequent, the following can be highlighted:

●
The net result for the nine-month period of fiscal year 2025 recorded a profit of ARS 35,063 million compared to a loss of ARS 174,216 million in the same period of the previous year.

●
The shopping malls continued their recovery process and observed very good results in the third quarter of fiscal year 2025. Tenant sales grew by 13.4% compared to the same quarter in 2024, and portfolio occupancy increased to 98.1%. The segment's adjusted EBITDA reached ARS 147,914 million in the nine-month period, 9.7% higher than the same period in 2024.

●
We maintained full occupancy of our premium office portfolio in the third quarter of FY25.

●
The Hotels segment recorded lower revenues and occupancy in a context of greater appreciation of the Argentine peso against the dollar.

●
During the quarter and thereafter, we signed sale and exchange agreements for eleven lots of the Ramblas del Plata project, with an estimated sellable area of 95,000 sqm for USD 66.1 million.

●
During the quarter, we issued the Series XXIV Notes in the international market for USD 300 million, maturing in 2035. The funds will be used to cancel existing liabilities and finance investment projects.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: May 6, 2025